UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                             March 1, 2021

  By E-Mail
  Fang Xue, Esq.
  Gibson, Dunn & Crutcher LLP
  Unit 1301, Tower 1, China Central Place
  No. 81 Jianguo Road
  Chaoyang District
  Beijing 100025, PRC

           Re:     Ruhnn Holding Ltd
                   Schedule 13E-3
                   Filed on February 10, 2021
                   Filed by Ruhnn Holding Limited, RUNION Holding Limited,
RUNION
                             Mergersub Limited, Min Feng, Lei Sun, Chao Shen,
Ruhnn1106
                             Investment Limited, LEIYU Investment Limited,
YangMing
                             Investment Limited, China Himalaya Investment
Limited,
                             Shanghai Yuanqiong Enterprise Management Co.,
Ltd., Shanghai
                             Legend Capital Shudai Enterprise Management
Consulting
                             Partnership Enterprise (Limited Partnership),
Beijing Junlian
                             Yitong Equity Investment Partnership (Limited
Partnership),
                             Shanghai Yuanze Enterprise Management Co., Ltd.,
Taobao China
                             Holding Limited, Eastern Bell XIII Investment
Limited, Suzhou
                             Qiming Ronghe Venture Capital Investment
Partnership
                             Enterprise (Limited Partnership), Bilibili Inc.,
Profitwise Limited,
                             Shanghai Hechen Enterprise Management Center
(Limited
                             Partnership) and, Shanghai Yingjun Enterprise
Management
                             Center (Limited Partnership)
                   File No. 005-91352

  Dear Ms. Xue:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.
 Fang Xue, Esq.
Gibson, Dunn & Crutcher LLP
March 1, 2021
Page 2

Schedule 13E-3

1. We note that the company conducted its initial public offering in April 2019 and raised funds at a price of $12.50 per ADS. Please revise your disclosure to describe how, if at all, the special committee and the board determined that the current transaction price is fair given that the merger consideration is approximately 28% of the IPO price and that the transaction is being conducted without shareholder approval, other than the approval of holders affiliated with the company.

2. Please revise the disclosure to describe whether the company considered, at the time of the IPO, the costs related to being a reporting entity, which you now cite as a reason for conducting the current transaction.

         We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3619.

                                                              Sincerely,

                                                              /s/ Daniel F.
Duchovny
                                                              Daniel F.
Duchovny
                                                              Special Counsel
                                                              Office of Mergers
and Acquisitions